КОНТРАКТ № 840/08624390/ 14-09-03

Федеральное государственное унитарное предприятие «Государственный научный центр Российской Федерации - Физико-энергетический Институт им. А.И.Лейпунского» (ФГУП «ГНЦ РФ — ФЭИ»), г. Обнинск, Россия (код 643), именуемый далее «**Продавец**», с одной стороны, и фирма Isonics Corporation, США (код-840), именуемая далее «**Покупатель**», с другой стороны, в дальнейшем «Стороны», заключили настоящий Контракт о нижеследующем:

1. ПРЕДМЕТ КОНТРАКТА

Продавец продал, а **Покупатель** купил изотоп актиния-225, далее именуемый «товар», на условиях СРТ (Инкотермс 2000) аэропорт Dulles International-Washington, США, в соответствии с Приложениями №№ 1 и 2, составляющими неотъемлемую часть настоящего Контракта. Товар предназначен для медицинских целей. Страна происхождения товара — Россия.

2. ЦЕНЫ И СУММА КОНТРАКТА

2.1. Цены за единицу товара установлены в долларах США только для настоящего Контракта и не являются прецедентом для других контрактов (цены представлены в Приложении № 1).

2.2. В ценах учтена стоимость транспортно-упаковочного комплекта, упаковки, маркировки и доставки товара в аэропорт «Шереметьево-2», а также расходы на получение экспортной лицензии.

2.3. Сумма Контракта составляет **652320.00 (Шестьсот пятьдесят две тысячи триста двадцать)** долларов США.

2. УСЛОВИЯ И СРОКИ ПОСТАВОК

3.1. Продавец поставляет весь заказанный товар отдельными партиями пятью этапами:

1 Этап - поставки образцов для тестирования товара.

2 и 3 этапы - поставки товара с максимальным количеством активности в одной поставке до10 и 15мКи, соответственно, и суммарным объемом активности 160мКи. За этот объем активности выплачивается единовременный аванс в размере 100000 долларов США. Поставки товара по 2 и 3 этапам начинаются через месяц после получения аванса.

4 этап - поставки товара с суммарным объемом 150мКи. 4 этап начинается после завершения поставок товара по этапам 2 и 3, т.е. после поставки Покупателю суммарного объема активности, составляющего 160мКи.

5 этап - поставки товара с суммарным объемом 480мКи. 5 этап начинается после завершения поставок товара по этапам 2, 3 и 4, т.е. после поставки Покупателю суммарного объема активности, составляющего 315мКи.

3.2. Продавец гарантирует поставку товара с запасом по активности (калибровкой), указанным в Приложении №1. Расчет запаса активности производится с 12.00 московского времени даты поставки.

3.3. Датой поставки считается дата авианакладной. Датой получения считается дата прибытия товара в аэропорт Dulles International-Washington, США.

3.4. Покупатель заказывает, а Продавец осуществляет поставку каждой партии товара только на основании письменной заявки, составленной на английском языке.

3.5. Срок подачи заявки не позднее 30 (тридцати) календарных дней до даты поставки, указанной в заявке.

3.6. Покупатель указывает в заявке на поставку:

- дату поставки;

- номер Контракта;

- наименование товара;

- количество товара и его цену в соответствии со спецификацией ;

- аэропорт назначения;

- адрес Получателя, контактный телефон и факс;

- другие дополнительные сведения по

усмотрению Покупателя.

3.7. Заявка будет подтверждаться Продавцом не позднее, чем за 20 календарных дней до требуемой даты поставки.

3.8. В случае невозможности выполнения Продавцом плановой поставки в установленный срок, Продавец должен немедленно уведомить об этом Покупателя. После этого Стороны должны согласовать новый срок поставки.

3.9. Продавец должен проинформировать Покупателя о поставке в течение 24 часов после сдачи товара Перевозчику путём передачи по факсу всей относящейся к делу документации: авианакладной, декларации опасности груза, счёта, сертификата качества, товаросопроводительной накладной и упаковочного листа.

4. КАЧЕСТВО И КОЛИЧЕСТВО ТОВАРА

4.1. Продавец гарантирует Покупателю качество товара в соответствии с техническими требованиями, которые представлены в Приложении № 2 настоящего Контракта.

4.2. Качество товара подтверждается сертификатом качества, выдаваемым Продавцом. Продавец гарантирует качество товара на срок годности товара, указанный в Приложении №2.

4.3. Продавец гарантирует количество поставляемого товара в соответствии с Приложением №1. Количество товара подтверждается товаросопроводительной накладной.

5. УПАКОВКА И МАРКИРОВКА

5.1. Товар упаковывается в транспортно-упаковочный комплект (упаковка типа А), определенный Продавцом. Транспортно-упаковочный комплект (в дальнейшем - грузовое место) изготавливается Продавцом и является невозвратной тарой.

5.2 Продавец маркирует каждое грузовое место в соответствии с правилами ICAO,

3

ПБТРВ-73 (Правила безопасной транспортировки радиоактивных веществ), и стандартами безопасности МАГАТЭ серия 6 (1996г). Ответственность за безопасную упаковку лежит на Продавце.

5.3. Продавец вкладывает внутрь каждого грузового места сертификат качества на отгружаемую продукцию и упаковочный лист.

5.4. Продавец маркирует каждое грузовое место согласно данным заявки Покупателя.

6. УСЛОВИЯ И СРОКИ ОПЛАТЫ

6.1. Покупатель оплачивает товар в долларах США (код валюты 840) банковским переводом на счет Продавца в уполномоченный банк:

БАНК «МОСКОВСКИЙ ДЕЛОВОЙ МИР»,
115172, РОССИЯ, МОСКВА,
Котельническая наб., д.33,стр.1,
SWIFT CODE: MOBWRUMM,
С: 40502840500251020229
ДЛЯ Обнинского филиала «МДМ-Банка»
БАНК КОРРЕСПОНДЕНТ:
AMERICAN EXPRESS BANK Ltd.,
New York, USA
Account No.: 746560
SWIFT ADDRESS: AEIB US 33

6.2. Сроки оплаты товара — 60 календарных дней от даты поставки в соответствии с пунктом 3.3 Контакта против счета Продавца.

6.3. Покупатель должен послать Продавцу по факсу или электронной почте документ из банка Покупателя, подтверждающий день и маршрут сделанной оплаты в банк Продавца

В платежном документе должен быть указан номер Контракта и счета.

6.4. Датой оплаты будет считаться дата поступления денежных средств на счет Продавца в уполномоченный банк согласно п. 6.1.

6.5.После успешного тестирования образцов, поставленных на 1 этапе в соответствии с Приложением 1 к настоящему Контракту, Покупатель выплачивает аванс в размере 100000.00 (Сто тысяч) долларов США.

6.6. Поставки товара, определенные

условиями этапов 2 , 3, 4 и 5 осуществляются последовательно через 1 месяц после получения указанного аванса.

6.7. При расчетах за каждую поставку товара на этих этапах полученный аванс учитывается равномерно, исходя из суммарной активности 160мКи в 2 и 3 этапе, и составляет 78.125% от цены за 1мКи товара, указанной в Приложении 1 к настоящему Контракту.

6.8. После окончания поставок товара, суммарный объем которых составляет 160мКи, поставки товара осуществляются в объемах, определенных четвертым этапом в соответствии с Приложением 1 к настоящему Контракту

6.9 Все расходы по переводу средств в банк Продавца несет Покупатель.

7.   СДАЧА И ПРИЕМКА ТОВАРА

7.1. Товар будет считаться сданным Продавцом и принятым Покупателем:

•   по весу брутто и количеству мест - согласно авианакладной,

•   по специфицированным единицам (кюри, милликюри, гигабеккерель) - согласно товаросопроводительной накладной или упаковочному листу,

•   по качеству - согласно сертификату качества.

7.   ПРЕТЕНЗИИ

8.1. При обнаружении по прибытии товара в пункт назначения несоответствия его качества условиям Контракта при обстоятельствах, исключающих ответственность Перевозчика, или в случае установления недостачи товара внутри ненарушенной оригинальной упаковки Продавца, т.е. при отсутствии следов доступа к грузу в пути, Покупатель имеет право предъявить претензию Продавцу.

Претензия Покупателя по качеству и/или количеству товара, направляется Продавцу в письменном виде в течение 20 календарных дней от даты поставки.

8.1.1. Покупатель направляет Продавцу претензию с актом экспертизы, составленным и подписанным Покупателем, заказным письмом, а копии документов — по факсу.

В тексте претензии обязательно должны быть указаны:

- номер и дата Контракта;

- номер и дата заявки на поставку товара;

- номер и дата авианакладной, товаросопроводительной накладной, счета, сертификата качества, номер контейнера с товаром;

- дата получения товара, зафиксированная таможней страны Покупателя;

- сведения о сохранности упаковки;

- место, дата и время проведения экспертизы, наименование и количество взятой пробы, примененный метод исследования;

- порядок проведения экспертизы (анализа) с указанием фактических цифровых и/или графических данных;

- заключение Покупателя об ответственности Продавца за несоответствие качества и/или количества товара.

8.1.2. Текст претензии составляется на английском языке в двух экземплярах.

8.2. Продавец по факсу подтверждает Покупателю получение претензии. Срок рассмотрения претензии Продавцом - не более 10 календарных дней от даты получения.

На основании претензии Продавец проводит экспертизу контрольного образца.

В случае подтверждения правомерности претензии Продавец подписывает акт экспертизы Покупателя.

8.3. При установленном несоответствии качества товар Продавцу не возвращается. Покупатель оплачивает полную стоимость товара, и Стороны письменно согласовывают приемлемый вариант компенсации. Для выполнения компенсационной поставки Стороны заключают дополнительное соглашение к настоящему Контракту.

8.4. В случае, если экспертиза Продавца не подтвердила правомерность претензии Покупателя, претензия отклоняется, а Покупатель оплачивает поставленный товар полностью.

8.5. Никакие претензии к Продавцу, заявленные по какой-либо партии товара, не могут служить основанием для Покупателя отказаться от приемки и оплаты других поставок по настоящему Контракту.

9. ОТВЕТСТВЕННОСТЬ СТОРОН

ОТВЕТСТВЕННОСТЬ ПРОДАВЦА

9.1.Ответственность Продавца ограничивается стоимостью партии товара, на которую поступила претензия.

9.2.Продавец несет ответственность за изменение качества товара или его недостачу при переходе рисков на Покупателя только, если они произошли по вине Продавца.

ОТВЕТСТВЕННОСТЬ ПОКУПАТЕЛЯ

9.3. Покупатель несёт ответственность за   своевременную оплату Продавцу полной цены поставленного товара.

9.4. При нарушении п.6.2 настоящего контракта Покупатель оплачивает Продавцу неустойку. Неустойка начисляется в размере 0.1% от стоимости поставленного товара за каждый день просрочки платежа по день оплаты включительно, но не более 10% от стоимости поставленного товара.

9.5. В случае задержки платежа на срок 90 дней и более от даты поставки товара дополнительно к неустойке, оговоренной в пункте 9.4, Покупатель должен компенсировать все штрафы, которые могут быть наложены на Продавца в соответствии с законодательством Российской Федерации.

9.6. Покупатель должен предоставить Продавцу в письменном виде результаты исследований образцов товара в течение 30 дней после получения товара.

10.   ФОРС-МАЖОР

10.1. В случае возникновения форс-мажорных обстоятельств (пожары, войны, военные операции любого характера, блокада, забастовки, стихийные бедствия, запреты на экспорт или импорт или любые другие обстоятельства вне контроля Сторон) сроки поставок и платежей будут отодвинуты соразмерно периоду действия форс-мажорных обстоятельств. После форс-мажорного периода поставки возобновятся только по письменному указанию Покупателя.

10.2. Сторона, для которой становится невозможным выполнение ее обязательств по настоящему контракту вследствие форс-мажорных обстоятельств, обязана, как только это станет возможным, письменно известить другую Сторону о факте наступления и окончания действия этих обстоятельств.

Свидетельство торгово-промышленной палаты или иного компетентного органа или организации соответствующей страны будет являться достаточным доказательством возникновения и прекращения указанных выше обстоятельств.

11.   АРБИТРАЖ

11.1. Все споры и разногласия, возникающие при выполнении настоящего Контракта или в связи с ним, будут решаться между Сторонами путем переговоров.

11.2. В случае невозможности разрешения указанных разногласий и споров путем переговоров, они подлежат разрешению в Международном коммерческом арбитражном суде при Торгово-промышленной палате Российской Федерации в соответствии с его Регламентом. МКАС разрешает возникший спор на основе применимых норм материального права Российской Федерации.

11.3. Арбитражный суд будет устанавливать распределение расходов по арбитражному производству. Решение, вынесенное арбитражным судом, является окончательным и обязательным для обеих Сторон.

12.   ПРОЧИЕ УСЛОВИЯ

12.1. Продавец обязуется получить экспортную лицензию и все остальные документы, необходимые для выполнения контракта, а Покупатель обязуется получить импортную лицензию и информировать об этом Продавца.

12.2. Ни одна из Сторон без письменного согласия другой стороны не имеет права передавать свои права и обязанности по настоящему контракту третьей стороне.

12.3. Все изменения и дополнения к настоящему Контракту будут действительны, если они выполнены в письменной форме и подписаны обеими Сторонами.

12.4. Все расходы и налоги, включая таможенные пошлины и сборы, связанные с заключением и исполнением настоящего контракта и взимаемые на территории Российской Федерации, оплачиваются Продавцом, а за пределами Российской Федерации — Покупателем.

12.5. Настоящий Контракт составлен в двух экземплярах, каждый на русском и английском языках, причем оба текста имеют одинаковую юридическую силу.

12.6. Поставки по данному Контракту начинаются с момента получения экспортной лицензии Продавцом и лицензии на импорт - Покупателем.

12.7. Товар будет использоваться для медицинских целей. Конечными пользователями товара будут: Национальный институт здоровья (Bethesda, США), Мемориальный Sloan-Kettering онкологический центр (New York, США), Медицинский центр Университета Вашингтона (St. Louis, США).

12.8. Покупатель гарантирует, что полученный по данному Контракту товар будет использоваться только в заявленных целях, не связанных с деятельностью по созданию ядерных взрывных устройств, не будет модифицироваться, реэкспортироваться или передаваться кому-либо без письменного разрешения Продавца, в последнем случае разрешение Продавца должно быть согласовано с Министерством экономического развития и торговли Российской Федерации.

12.9. Настоящий контракт вступает в силу с момента его подписания второй Стороной и действует до 31 декабря 2006г.

13. ЮРИДИЧЕСКИЕ АДРЕСА И ПОДПИСИ СТОРОН

13.1.ПРОДАВЕЦ:

Федеральное государственное унитарное предприятие «Государственный научный центр Российской Федерации - Физико-энергетический Институт им. А.И.Лейпунского» (ФГУП «ГНЦ РФ — ФЭИ»), Пл. Бондаренко, 1, Обнинск 249033,
Калужская обл., Россия.
Факс: (095) 2302326, Тел: (08439) 98992
Факс/тел (08439) 68008

13.2. ПОКУПАТЕЛЬ:

Isonics Corporation
5906 McIntyre Street
Golden CO 80403
USA
Tel: 1 201 750 2001
Fax: 1 201 750 2999

Продавец:	**Покупатель:**
Заместитель генерального директора ФГУП «ГНЦ РФ — ФЭИ»	
А.А. Андросенко	(Борис Рубижевский)
«____»_____2004 г.	«____» _____ 2004 г.

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ПРИЛОЖЕНИЕ №1

ЦЕНЫ И ПРЕДПОЛАГАЕМЫЕ ОБЪЕМЫ ПОСТАВОК ТОВАРА

Наименование товара, график поставок	**Цена за мКи в дол. США**	**Количество (активность) в одной поставке, мКи**	**Максимальная суммарная активность мКи**	**Число поставок**	**Максимальная стоимость дол. США**	**Примечание Калибровка дни**
1. Изотоп актиния-225, 1 этап (поставки образцов для тестирования)	800	До 1	5	До 5	4000	3
2. Изотоп актиния-225, 2 этап (поставки после получения аванса) в течение от 2 до 4 месяцев	800	От 1до 10	160	До 4	128000	3
3. Изотоп актиния-225, 3 этап (поставки после 2 этапа поставок в течение от 3 до 8 месяцев)	800	От 1 до 15		До 8		3
4. Изотоп актиния-225, 4 этап (поставки после 3 этапа в течение от 2 до 5 месяцев)	800	От 1 до 30	150	До 5	120000	3
5. Изотоп актиния-225, 5 этап (поставки после 4 этапа в течение 12 месяцев)	800	От 10 до 40	480	До 12	384000	3
Итого			795	До 34	636000	3

Поставка на условиях CPT: Цена за обработку заказа и обслуживание груза в аэропорту «Шереметьево-2» составляет 280 долларов США, цена доставки груза в аэропорт Dulles International-Washington составляет 200 долларов США. Максимальная суммарная цена за обработку заказа, обслуживание груза в аэропорту «Шереметьево-2» и доставку груза в аэропорт Dulles International-Washington для одной поставки составляет 480 долларов США, для 34 поставок составляет 16320долларов США.

Сумма контракта	**795**	**34**	**652320**

Продавец:
Заместитель генерального директора
ФГУП “ГНЦ РФ — ФЭИ”

А.А. Андросенко

Покупатель:

(Борис Рубижевский)

ПРИЛОЖЕНИЕ № 2

ТЕХНИЧЕСКИЕ ХАРАКТЕРИСТИКИ И ТРЕБОВАНИЯ К ПОСТАВЛЯЕМОМУ ТОВАРУ

I. Изотоп актиния-225 (Ac-225) в растворе.

• Химическая форма	раствор нитрата актиния-225
• Химическая чистота	>99% , < 0.1 μg/mCi всех определяемых катионов
• Удельная активность	58000Ки/г
• Радионуклидные примеси,	Ra-225<0.02%, Ra-224 <0.02%,Th-229< 10^{-3}%
• Транспортная тара	транспортно-упаковочный комплект, тип УКТ-1А.

Продавец:	**Покупатель:**
Заместитель генерального директора ФГУП "ГНЦ РФ — ФЭИ"	
А.А. Андросенко	(Борис Рубижевский)